MIND CTI Reports Results for the Third Quarter 2009
*Cash Flow from Operating Activities of $1.6 Million
*MIND to Delist from TASE

Yoqneam, Israel, November 5, 2009 - MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions, today announced results for the third quarter 2009 and that it’s Board of Directors has resolved to delist the Company's ordinary shares from trading on the Tel Aviv Stock Exchange (TASE).

Financial Highlights of Q3 2009
•	Revenues were $4.1 million, compared with $4.6 million in the second quarter of 2008.
•	Operating income was $692 thousand, or 17 % of revenue, excluding amortization of intangible assets of $87 thousand and equity-based compensation expense of $36 thousand.
•	GAAP operating income was $569 thousand, or 14 % of revenue.
•	GAAP net income was $19.2 million or $1.02 per share, including a one time financial income from a cash settlement in the amount of $18.5 million.
•	Cash flow from operating activities was $1.6 million.
•	Backlog as of September 30, 2009 includes $4.2 million that is expected to be billed by year-end.
•	Cash position increased to $31.5 million as of September 30, 2009, after a $241 thousand expenditure for the buyback of 238 thousand Company shares in the third quarter.

New Win & Follow-on Order
In the third quarter MIND secured a new customer, a new operator in Africa, expected to launch a WiMAX network based on network equipment supplied by a major Chinese vendor. MIND will supply a complete billing and customer care solution, fully integrated with the vendor’s WiMAX network elements, within the next six months.

The follow-on order is with an existing Sentori/Mind Software Inc. customer, which chose MIND to implement the MINDBill end-to-end Convergent billing solution. MIND’s multi year agreement is with a leading Caribbean operator that provides convergent prepaid and postpaid billing, rating, invoicing, roaming, customer care, web Self-care, Point of Sale, inventory management, web services, workflow engine, provisioning, lot management, mediation, interconnect and reports to support wireless, wireline and broadband services.

Monica Eisinger, Chairperson and CEO, commented: "Our backlog for the future increased significantly this quarter, as we won new business that will impact our revenue for the next two years. We continue to execute on our profitability and cash flow strategy and remain confident in our future. We are pleased that the ARS issue is now behind us and we can focus on increasing our business."

Revenue Distribution for Q3 2009
MIND operates globally and continues to focus mainly in the Americas and Europe. Sales in the Americas represented 38.9% and sales in Europe represented 52.9% of total revenue.

Revenue from customer care and billing software totaled $3.3 million, while revenue from enterprise call management software was $810 thousand. The revenue from licenses was $1.3 million, or 32.7%, and MIND generated revenue of $2.8 million, or 67.3%, from maintenance and additional services.

Securities Class Action Lawsuit Update
MIND recently reported that a purported class action securities lawsuit has been filed against the Company, certain officers and one director. The complaint seeks unspecified compensatory damages for, among other things, alleged misleading statements relating primarily to the Company's investment in auction rate securities. MIND has reviewed the allegations contained in the complaint and believes that they are without merit. MIND intends to defend itself against the complaint vigorously.

Delisting from Tel Aviv Stock Exchange (TASE)
The Board of Directors resolved yesterday to delist the Company's ordinary shares from the trading on the Tel Aviv Stock Exchange (TASE).  Consequently, MIND has applied to the TASE and requested that the TASE initiate the delisting process. Under applicable Israeli law, the delisting of MIND’s ordinary shares from trading on the TASE is expected to become effective within three months from the date of application to the TASE. During the interim period, MIND’s ordinary shares will continue to be traded on the TASE. MIND will announce the exact date of the delisting when it becomes available. Itay Barzilay, MIND’s CFO, said: "Since MIND listed its ordinary shares on the TASE in July 2002, trading volumes have been relatively low. Most of the trading is conducted on NASDAQ. Therefore, our Board of Directors has resolved that we, as a global company which conducts its business mostly outside of Israel, should delist from the TASE and continue trading on NASDAQ."

MIND’s shares will continue to be listed on the NASDAQ Global Market, and the Company will continue to file public reports in accordance with the rules and regulations of NASDAQ and of the SEC as they apply to a foreign private issuer such as MIND.

Buyback Update
MIND’s Board of Directors authorized yesterday a new plan for the repurchase of the Company's ordinary shares in the open market, in an amount in cash of up to $1.8 million.

Monica Eisinger, Chairperson and CEO, commented: "We continue to believe that in light of current share prices, the history of positive cash flow from operations and the Company’s resources, the purchase of the Company’s shares is a good investment and is in the best interests of the Company and we can do this without sacrificing expansion, capital investment or growth plans. We believe that at this time the repurchase of our stock at these prices will deliver value to our shareholders and is one of the most appropriate uses of our resources."

Under the repurchase program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase may be suspended from time to time or discontinued.

Under the Israeli law, the repurchase program is considered a distribution that requires prior court approval, which the Company will seek soon after completing the dividend distribution mentioned below.

In the meantime, the first buyback program that was authorized in September 2008 and was reinstated on September 16, 2009 is still in place and the remaining amount from this first program is approximately $400 thousand.

Dividend Distribution Update
In July 2003, the Board of Directors adopted the Company’s current dividend policy. MIND has since distributed dividends six times and it intends to continue to distribute cash dividends based on factors that include its cash position and activities.

On September 9, 2009, the Board of Directors authorized the necessary steps, including applying for the requisite court approval, to enable the distribution of a cash dividend in the amount of $0.80 per share, or approximately $15 million in the aggregate.  Under Israeli law, a company with insufficient retained earnings is required to obtain approval from the court for such a distribution.

We expect to obtain such court approval within two weeks, although there is no guarantee that such approval will not be delayed or denied. Prior to paying the dividend, MIND will issue a press release announcing the record date and distribution date.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.

A global company, with over ten years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com. The financial results can be found in the Investors section and in our Form 6-K as well.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.  The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2 0 0 9	2 0 0 8
	(Unaudited)	(Audited)
	U.S. $ in thousands
A S S E T S
CURRENT ASSETS:
Cash and cash equivalents	$27,269	$9,722
Short term bank deposits	4,207	-
Accounts receivable:
Trade	2,603	3,462
Other	230	275
Prepaid expenses	102	36
Deferred Charges	127	124
Other Current Assets	46	80
Total current assets	34,584	13,699

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Severance Pay Fund	1,082	657
Long-term investment	42	941
Deferred charges	73	467
Deferred Income Tax	38	69
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	1,087	1,287
INTANGIBLE ASSETS, net of accumulated amortization	731	917
GOODWILL	6,019	5,965
Total assets	$43,656	$24,002

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$546	$466
Other	1,671	1,720
Deferred revenues	3,293	1,845
Total current liabilities	5,510	4,031
LONG TERM LIABILITIES :
Deferred revenues	46	239
Employee rights upon retirement	1,389	1,298
Total liabilities	6,945	5,568

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	53,849	53,742
Differences from translation of foreign currency financial statements of a subsidiary	(1,099)	(1,324)
Treasury shares	(2,328)	(1,631)
Accumulated deficit	(13,765)	(32,407)
Total shareholders’ equity	36,711	18,434
Total liabilities and shareholders’ equity	$43,656	$24,002

* Certain comparative figures have been reclassified to conform to the current year presentation.

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months		Three months
	ended		ended		Year ended
	September 30		September 30		December 31,
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
	(Unaudited)				(Audited)
	U.S. $ in thousands
	(except per share data)

Revenues	$12,605	$14,835	$4,073	$4,642	$19,473
Cost of revenues	4,886	4,831	1,280	1,464	6,300

Gross profit	7,719	10,004	2,793	3,178	13,173
Research and development expenses	3,426	4,335	1,146	1,320	5,668
Selling and marketing expenses	1,634	3,054	579	1,021	3,805
General and administrative expenses	1,736	1,734	499	531	2,311
Impairment of goodwill		1,347		1,347	3,498
Impairment of intangible asset		185		185	185

Operating income (loss)	923	(651)	569	(1,226)	(2,294)
Financial income (expenses):
Auction rate securities settlement	18,500		18,500
Impairment of auction rate securities	(899)	(2,865)	(13)	(1,107)	(4,172)
Other financial income - net	255	585	161	18	568

Income (loss) before taxes on income	18,779	(2,931)	19,217	(2,315)	(5,898)
Taxes on income	137	292	33	131	525

Net Income (loss)	$18,642	$(3,223)	$19,184	$(2,446)	$(6,423)

Earning (loss) per ordinary share:
Basic and Diluted	$0.97	$(0.15)	$1.02	$(0.11)	$(0.30)

Weighted average number of ordinary shares used in computation of earnings per ordinary share -
in thousands:

Basic	19,151	21,594	18,789	21,594	21,473

Diluted	19,151	21,594	18,818	21,594	21,473

* Certain comparative figures have been reclassified to conform to the current year presentation.

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months		Three months
	ended		ended		Year ended
	September 30		September 30		December 31,
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
	(Unaudited)				(Audited)
	U.S. $ in thousands
Cash flows from operating activities:
Net Income (loss)	$18,642	$(3,223)	$19,184	$(2,446)	$(6,423)

Adjustments to reconcile net income to net cash provided by operating activities:
Auction rate securities settlement	(18,500)		(18,500)
Depreciation and amortization	590	875	195	265	1,088
Impairment of auction rate securities	899	2,865	13	1,107	4,172
Impairment of goodwill		1,347		1,347	3,498
Impairment of intangible asset		185		185	185
Deferred income taxes, net	65	30		49	248
Accrued severance pay	44	111	50	(199)	190
Capital loss (gain) on sale of equipment - net	(12)	(33)	1	(11)	(40)
Employees share-based compensation expenses	107	134	36	45	181

Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	900	1,246	266	1,206	960
Other	(74)	(122)	(30)	(22)	128

Decrease (increase) in prepaid expenses and deferred charges	325	(565)	(5)	(162)	(463)
Decrease in inventories					8

Increase in accounts payable and accruals:
Trade	77	(217)	217	12	(262)
Other	(73)	(177)	72	(174)	(553)

Increase in deferred revenues	1,255	805	97	(13)	1,195
Net cash provided by operating activities	4,245	3,261	1,596	1,189	4,112

Cash flows from investing activities:
Financial income from cash settlement	18,500		18,500
Purchase of property and equipment	(239)	(429)	(112)	(49)	(436)
Severance pay funds	(378)	(67)	(41)	144	(213)
Investment in short term bank deposits	(4,207)		(1,108)
Proceeds from sale of property and equipment	123	168	32	67	207
Net cash provided by (used in) investing activities	13,799	(328)	17,271	162	(442)

Cash flows from financing activities:
Cost of acquisition of treasury shares	(697)		(241)		(1,631)
Dividend paid		(4,319)			(4,319)
Net cash used in financing activities	(697)	(4,319)	(241)	-	(5,950)

Translation adjustments on cash and Cash equivalents	200	(106)	(60)	(109)	(388)
Increase (decrease) in cash and cash equivalents	17,547	(1,492)	18,566	1,242	(2,668)

Balance of cash and cash equivalents at beginning of period	9,722	12,390	8,703	9,656	12,390
Balance of cash and cash equivalents at end of period	$27,269	$10,898	$27,269	$10,898	$9,722

* Certain comparative figures have been reclassified to conform to the current year presentation.